Mail Stop 6010

      September 9, 2005




Mr. Lindsay Semple
Chief Executive Officer & Acting Chief Financial Officer
Global Precision Medical Inc.
#536 1489 Marine Drive
West Vancouver, BC, Canada V7T 1B8

	RE:	Global Precision Medical Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		Filed July 21, 2005
		File No. 0-30330

Dear Mr. Semple:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the period ending December 31, 2004

Report of Independent Registered Accounting Firm, page 15

1. We note in the audit report that the current auditor refers to and is relying on the report of the predecessor auditor for the development stage period from August 24, 1990 (inception) through to
December 31, 2002. Please amend to include the report of the predecessor auditor. Refer to Item 310, Note 2 of Regulation S-B and
Rule 2-05 of Regulation S-X. Also, note the audit report requested should reference "the standards of the Public Company Accounting Oversight Board (United States)" rather than GAAS. This revision is required to comply with PCAOB Auditing Standard No. 1 since the audit report will be reissued after May 24, 2004.

2. We note your audit report was signed by BDO Dunwoody LLP, an audit firm registered with the PCAOB and based in Vancouver, Canada. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217. Please tell us why you selected an auditor licensed outside of the United States to audit your financial statements, in light of the fact that you were incorporated in Wyoming. We see you indicate in the filing that all the assets of the company are located in Canada. Tell us where the audit was physically performed. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of
Regulation S-X. Please tell us how you determined that you meet the requirements of Rule 2-01(a) of Regulation S-X. Also, please tell us what consideration you gave to Wyoming state laws governing audits of
Wyoming companies performed by foreign auditors.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.


								Sincerely,



								Jay Webb
								Reviewing Accountant

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Lindsay Semple
Global Precision Medical Inc.
September 9, 2005
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